SIMPSON THACHER & BARTLETT LLP

2550 HANOVER STREET

PALO ALTO, CA 94304

(650) 251-5000

FACSIMILE: (650) 251-5002

DIRECT DIAL NUMBER	E-MAIL ADDRESS

June 17, 2008

Re:	Goodman Global, Inc. Amendment No. 1 to the Registration Statement on Form S-4 Filed May 30, 2008 (File No. 333-150263)

BY FAX AND EDGAR TRANSMISSION

Ms. Pamela Long

Assistant Director

Division of Corporate Finance

U.S. Securities Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Dear Ms. Long:

On behalf of our client, Goodman Global, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 9, 2008 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 of the Company and the subsidiary guarantors listed therein (together with the Company, the “Filing Persons”) filed on May 30, 2008 (the “Amended Registration Statement”).

For your convenience, we reproduced each of the Staff’s comments in this letter, using italicized text, and we indicate the Company’s response immediately below each of the Staff’s comments. The Filing Persons have also revised the Registration Statement in response to the Staff’s comments, and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (the “Second Amendment”) that reflects these revisions and generally updates the information contained therein. Page references in the text of this letter correspond to the pages of the Second Amendment. We have sent via courier five marked and five clean paper copies of the Second Amendment for the convenience of the Staff.

NEW YORK	LOS ANGELES	WASHINGTON, D.C.	BEIJING	HONG KONG	LONDON	TOKYO

On behalf of the Company, please be advised of the following:

Risk Factors, page 16

To service all of our indebtedness .. . . page 17

1.	We note your net losses and negative cash flows from operations for the quarter ended March 31, 2008. For the same period, you disclose that earnings were not adequate to cover fixed charges by $120.4 million. Please discuss what affect this may have on your ability to service your 2008 debt and other contractual obligations and the funds that are available to satisfy your debt payments. Also address this comment in greater detail under Liquidity and Capital Resources in the MD&A section.

Response: The Company has amended the disclosures on pages 18 and 54 of the Second Amendment as requested.

Notes to the Consolidated Condensed Financial Statements

3. Business Combinations, page F-10

2.	We note that $36.5 million pro forma net loss disclosed here does not agree to the pro forma net loss of $21.8 million disclosed on page 38. Similarly, we note the pro forma net income of $1.9 million on page F-46 does not agree with the $1.9 pro forma net loss disclosed on page 36. Please reconcile these differences for us or amend your fling as appropriate.

Response: The Company has amended the disclosures to correct the discrepancies on pages 14, 38 and F-10 of the Second Amendment as requested.

Exhibit 5.1 – Legal Opinion

3.	In the fourth paragraph, you cannot assume due authorization, etc., by the Non-Delaware Guarantors, but you can rely on other opinions. Please revise. If you rely on other opinions, also file these opinions as exhibits.

Response: The legal opinion filed as Exhibit 5.1 has been amended as requested and now relies upon local counsel opinions for the Non-Delaware Guarantors, which opinions have also been filed as exhibits to the Second Amendment as requested.

4.	Please delete qualification (iii) in the sixth paragraph, since you have already included a general equitable principles limitation.

Response: The legal opinion has been revised to clarify that the implied covenant of good faith and fair dealing is included within the reference to the “equitable principles exception.”

5.	Please delete as inappropriate the seventh paragraph.

Response: The legal opinion filed as Exhibit 5.1 has been amended as requested.

*   *   *   *

We hope that the foregoing has been responsive to the Staff’s comments. Please contact William B. Brentani at (650) 251-5110 or Louis Lehot at (650) 251-5064 with any questions regarding the foregoing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Mindy Hooker

John Cash

Jessica Kane

Brigitte Lippmann

Securities and Exchange Commission

Lawrence M. Blackburn

Ben D. Campbell

Mark M. Dolan

Goodman Global, Inc.

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